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SEC FILE NUMBER
8-27306

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Painter, Smith and Amberg, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1200 California St., Ste 220
(No. and Street)

Redlands	CA	92374
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Charles E. Painter	909 557-2800	cpainter@psainv.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Moss Adams LLP
(Name – if individual, state last, first, and middle name)

601 West Riverside Ave., Ste 1800	Spokane	WA	99201
(Address)	(City)	(State)	(Zip Code)

10/16/2003	659
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles E. Painter, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Painter, Smith and Amberg, Inc., as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

See Attached Acknowledgement or Jurat Certificate

Signature:

Title: Presdient

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See ~~Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)~~

1.
2.
3.
4.
5.
6.

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Bernardino

Subscribed and sworn to (or affirmed) before me on this 21 day of February, 2024, by
Date *Month* *Year*
(1) Charles Edward Painter II
(and (2) ______________________),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

KALLIE RAWSON
Notary Public - California
San Bernardino County
Commission # 2456787
My Comm. Expires Aug 1, 2027

Signature Kallie Rawson
Signature of Notary Public

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ______________ **Document Date:** ______________

Number of Pages: ______ **Signer(s) Other Than Named Above:** ______________

Painter, Smith, and Amberg Inc.

Financial Statements
and
Supplemental Information
with
Report of Independent Registered Public Accounting Firm

December 31, 2023

Table of Contents

Painter, Smith, and Amberg Inc.

Statement of Financial Condition

December 31, 2023

ASSETS	
Cash	$ 126,525
Deposits with clearing organization	101,261
Receivable from clearing organization	41,405
Marketable securities, at fair value	560,902
Equipment and leasehold improvements, net	35,788
Right-of-use asset, net	507,408
Other assets	17,351
Deferred income taxes	12,487
Total assets	$ 1,403,127
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 40,529
Lease liability	527,018
Total liabilities	567,547
Stockholders' equity	
Common stock, no par value	
Authorized: 10,000 shares	
Issued and outstanding: 528 shares	19,772
Retained earnings	815,808
Total stockholders' equity	835,580
Total liabilities and stockholders' equity	$ 1,403,127

See accompanying notes to financial statements.

Painter, Smith, and Amberg Inc.

Statement of Operations

Year Ended December 31, 2023

Revenues	
Investment advisory fees	$ 1,241,151
Commissions - Other	1,056,568
Interest and dividends	36,301
	2,334,020
Expenses	
Employee compensation and benefits	1,365,837
Brokerage, exchange and clearance fees	400,512
Occupancy	236,543
Other expenses	83,458
Professional fees	167,052
Quotation fees	54,244
Regulation fees	41,782
Insurance	32,331
Communications and data processing	14,556
	2,396,315
Loss before income taxes	(62,295)
Income tax benefit	(15,650)
Net loss	$ (46,645)

See accompanying notes to financial statements.

Painter, Smith, and Amberg Inc.

Statement of Stockholders' Equity

Year Ended December 31, 2023

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
Balance, December 31, 2022	528	$ 19,772	$ 872,453	$ 892,225
Net loss	–	–	(46,645)	(46,645)
Dividends	–	–	(10,000)	(10,000)
Balance, December 31, 2023	528	$ 19,772	$ 815,808	$ 835,580

See accompanying notes to financial statements.

Painter, Smith, and Amberg Inc.

Statement of Cash Flows

Year Ended December 31, 2023

Cash flows from operating activities		
Net loss	$	(46,645)
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization		10,264
Deferred income tax benefit		(16,450)
Amortization of right-of-use asset		121,604
Change in operating assets		
Marketable securities maturities		2,245,000
Marketable securities purchases		(2,180,850)
Increase in receivables from broker-dealers and clearing organizations		(2,170)
Decrease in other assets		7,056
Increase in accounts payable and accrued expenses		2,266
Decrease in lease liability		(106,201)
Net cash provided by operating activities		33,874
Cash flows from investing activities		
Purchases of equipment		(2,167)
Net cash used in investing activities		(2,167)
Cash flows from financing activities		
Dividends		(10,000)
Net cash used in financing activities		(10,000)
Net increase in cash and restricted cash		21,707
Cash and restricted cash		
Balance at December 31, 2022		206,079
Balance at December 31, 2023	$	227,786
Cash paid:		
Total cash paid under operating leases	$	115,885

See accompanying notes to financial statements.

Painter, Smith, and Amberg Inc.

Notes to Financial Statements

1. Description of the Company

Painter, Smith, and Amberg Inc. (the Company) is a securities broker-dealer registered with the Securities and Exchange Commission (SEC). The Company provides agency transactions for customers, buys and sells for their own account, and offers financial advisory services. The Company operates as a nonclearing broker-dealer on a fully-disclosed basis and, therefore, does not carry customer accounts on its books. Although the Company clears all of its customers' transactions through a single broker-dealer, management believes that alternative sources are available to perform this service on comparable terms.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of these financial statements requires management to make estimates and assumptions. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues, and expenses, as well as the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Subsequent Events

Management has considered events occurring through February 27, 2024 in its evaluation of the conditions on which estimates were based or for changes in conditions subsequent to the balance sheet date which should be disclosed. The financial statements were available to be issued at this date.

Fair Value

Fair value is the amount for which an asset could be exchanged or a liability settled between knowledgeable, willing parties in an arms' length transaction. The Company carries its marketable securities at fair value. The fair value of marketable securities is measured using quoted prices in an active market (Level 1 inputs).

Cash and Restricted Cash

A reconciliation of cash and restricted cash reported in the statement of cash flows to the statement of financial condition is as follows at December 31, 2023:

Cash	$ 126,525
Restricted cash included in deposits with clearing organization	100,000
Deposits with clearing organization	1,261
Total cash and restricted cash shown in the statement of cash flows	$ 227,786

Restricted cash represents an amount required to be maintained as a minimum balance under a contractual agreement with the Company's clearing organization.

Deposit with Clearing Organization

The Company is required to maintain a minimum balance of $100,000 with the clearing organization used for customer transactions.

2. Summary of Significant Accounting Policies (Continued)

Receivable from Clearing Organization

The Company records its receivable from the clearing organization when revenue is earned that is to be received from this organization. The Company provides an allowance for doubtful accounts based on a review of the outstanding receivable, the age of the receivable, past credit history with the clearing organization, historical collection information, current financial condition of the clearing organization, external market factors, and reasonable and supportable forecasts about future economic conditions. At December 31, 2023, management determined that no allowance for doubtful accounts was needed.

The beginning and ending balances of the Company's receivable from clearing organization from contracts with customers are as follows:

	Balance at December 31, 2023	Balance at January 1, 2023
Receivable from clearing organization	$ 41,405	$ 39,235

Marketable Securities

Marketable securities consist of short-term US Treasury Bills and the cost of the marketable securities approximates fair value. The Company has determined that the marketable securities are classified as trading and realized gains and losses are recorded at the trade date using the specific identification method. The Company's securities are traded in active markets and are classified as level 1 investments in the fair value hierarchy.

Equipment and Leasehold Improvements

Equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is provided using the straight-line method over the estimated useful lives of the assets, which range from three to seven years for equipment and up to thirty-nine years for leasehold improvements. Additions and major improvements are capitalized, while expenditures for maintenance, repairs, and minor improvements are expensed as incurred.

Leases

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for period of time in exchange for consideration. The Company determines if an arrangement is a lease at inception. Short-term leases with initial terms of 12 months or less are expensed as incurred, and lease assets and lease liabilities are not recorded on the statement of financial condition. The Company classifies leases with initial terms greater than 12 months as either operating leases or finance leases. Finance leases are generally those leases that allow the Company to substantially use or pay for the asset over its estimated life. All other leases with initial tems greater than 12 months are classified as operating leases.

Operating lease right-of-use assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. The lease liabilities are recognized based on the estimated present value of lease payments over the lease term and are recognized at the lease commencement date. As the Company's lease does not have a readily determinable rate implicit in the lease, the Company uses the 7 year United Stater Treasury Bills as the discount rate based on the information available at the commencement date or modification date of the lease to determine the present value of

2. Summary of Significant Accounting Policies (Continued)

Leases (Continued)

lease payments. The right-of-use asset is recognized based on the initial present value of the fixed lease payments, adjusted for deferred rent, landlord incentives, initial direct costs from executing the leases, and lease prepayments.

The Company considers any option to extend the lease term, terminate the lease, or purchase the asset that the Company is reasonably certain to exercise in determining the classification and measurement of the lease.

The Company's lease includes variable lease payments for the right to use an underlying asset that varies due to changes that occur after the commencement date, other than the passage of time. Variable lease payments that are dependent upon a stated index or rate are included in the initial measurement of the lease liability, the right-of-use asset, and the lease classification test at the commencement date. Any change from the commencement date estimation of the index-based or rate-based variable payments are expensed as incurred. Variable lease payments that are not known at the commencement date that are determinable based on the performance or use of the underlying asset, such as common area maintenance are expensed as incurred. The Company's lease agreement generally does not contain any residual value guarantees or restrictive covenants.

Costs associated with operating leases assets are recognized on a straight-line basis within occupancy expenses over the term of the lease.

Operating lease right-of-use asset is evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

After the lease commencement date, the Company evaluates lease modifications, if any, that could result in a change in the accounting for leases. For a lease modification, an evaluation is performed to determine if the lease modification should be treated as either a separate lease or a change in the accounting of an existing lease. In addition, significant changes in events or circumstances within the Company's control are assessed to determine whether a change in the accounting for leases is required.

Revenue Recognition

To determine revenue recognition for contracts with customers, the Company performs the following five steps: (1) identify the contract with the customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company recognizes revenue from contracts with customers when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to receive in exchange for those goods or services.

The Company's revenue from contracts with customers includes investment advisory fees, brokerage commissions, and distribution revenues for 12b-1 fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable considerations should be applied due to uncertain future events.

2. **Summary of Significant Accounting Policies** (Continued)

Revenue Recognition (Continued)

Investment Advisory Fees: The Company provides investment advisory services on a daily basis. Each investment advisory contract between the Company and a customer creates a distinct, separately identifiable performance obligation for each day the customer's assets are managed as the customer can benefit from each day of service. In accordance with Topic 606, a series of distinct goods and services that are substantially the same and have the same pattern of transfer to the customer are treated as a single performance obligation. Accordingly, the Company has determined that investment advisory services are performed over time and entitle the Company to variable consideration, which is earned based upon the value of the customer's assets under management. Investment advisory fees are based on a percentage applied to the customer's assets under management as of the beginning of each quarter, which is when the components of the investment advisory fees are no longer variable and the value of the consideration is determined. Investment advisory fees are received monthly and are recognized as revenue at that time, as the investment advisory fees specifically relate to the services provided in that month, which are distinct from the services provided in other months.

Brokerage Commissions: The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Brokerage commissions for trade execution services and related expenses are recorded on the trade-date basis, which is the date that the Company fills the trade order by finding and contracting with a counterparty and the Company confirms the trade with the customer. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to or transferred from the customer. Generally, the brokerage commissions are determined for each trade based upon the number of shares traded and the total value of the buy or sell transaction.

Distribution Revenues for 12b-1 Fees: The Company acts as a distributor and/or placement agent of various mutual funds and receives distribution services fees from certain of those funds as partial reimbursement of the distribution expenses the Company incurs. Most open-end US mutual funds have adopted a plan under Rule 12b-1 of the Investment Company Act that allows the fund to pay, out of the assets of the fund, distribution and service fees for the distribution and sale of its shares (Rule 12b-1 fees). The open-end US funds have agreements with the Company and the Company has selling and distribution agreements with its broker-dealer whereby the Company pays brokerage, exchange, and clearance fees to the broker-dealer. The Company believes that the performance obligation is the sale of securities to investors and as such, this is fulfilled on the trade date. The Company is entitled to variable consideration for the distribution revenues for Rule 12b-1fees that is dependent upon the amount of average balance of assets held in the various mutual funds over the entire month or quarter, as stated in the various agreements. At the end of the respective month or quarter for each agreement, the components of the distribution revenues for Rule 12b-1 fees are no longer variable and the value of the consideration is determined. Distribution revenues for Rule 12b-1 fees are received monthly or quarterly for each agreement and are recognized as revenue at that time, as the distribution revenues for Rule 12b-1 fees specifically relate to the services provided in that month or quarter, which are distinct from the services provided in other months or quarters. These services are separate and distinct from other asset management services as the customer can benefit from these services independently of other services.

The Company accrues the corresponding Rule 12b-1 fees paid to the broker-dealer monthly as the expense is incurred. The Company is acting in a principal capacity in these transactions and records the related revenues and expenses on a gross basis.

Non-Contractual Revenues: The Company records interest and dividends on the accrual basis.

Painter, Smith, and Amberg Inc.

Notes to Financial Statements

2. Summary of Significant Accounting Policies (Continued)

Income Taxes

Income taxes are recognized as transactions are reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences of temporary differences between amounts reported for financial statement purposes and amounts as measured by income tax laws and regulations. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Furthermore, deferred tax assets are recognized for income tax carryforwards. The Company evaluates the likelihood of realizing future benefits of deferred income tax assets and provides a valuation allowance when it is more likely than not that some or all of deferred income tax assets will not be realized.

3. Marketable Securities

Marketable securities consisted of the following as of December 31, 2023:

Obligations of United States government	$ 557,252
Money market funds	3,650
	$ 560,902

At December 31, 2023, all marketable securities have a contractual maturity of one year or less. During the year ended December 31, 2023, the Company had no sales of their marketable securities.

4. Equipment and Leasehold Improvements

The following is a summary of equipment and leasehold improvements as of December 31, 2023:

Equipment	$ 193,142
Leasehold improvements	38,005
	231,147
Less accumulated depreciation and amortization	(195,359)
	$ 35,788

Painter, Smith, and Amberg Inc.

Notes to Financial Statements

5. Revenues

Revenue by major source consisted of the following for the year ended December 31, 2023:

Subject to contracts with customers	
Investment advisory fees	$ 1,241,151
Brokerage commissions	876,480
Distribution revenues for 12b-1 fees	180,088
Total subject to contracts with customers	2,297,719
Not subject to contracts with customers:	
Interest and dividends	36,301
	$ 2,334,020

6. Retirement Plan

The Company has a defined contribution plan for substantially all of its employees. Contributions to the plan are at the discretion of management. The Company contributed $40,000 to the plan for the year ended December 31, 2023.

7. Income Taxes

Income tax benefit consisted of the following components at December 31, 2023:

Current expense	
State	$ 800
Benefit of net operating loss carryforwards	
Federal	(7,710)
State	(3,255)
	(10,965)
Deferred benefit	
Federal	(3,473)
State	(2,012)
	(5,485)
Income tax benefit	$ (15,650)

The provision for income taxes differs from the amount which would be computed by applying the federal statutory income tax rate to pretax accounting income because of the inclusion of state income taxes, and the effect of certain expenses which are not deductible for income tax purposes.

7. Income Taxes (Continued)

Deferred income taxes are attributable to temporary differences in reporting certain items of income and expense for financial statement and income tax purposes. These differences are primarily related to depreciation and rent expense. In considering the possible realization of deferred income tax assets, the Company considers various sources of future taxable income and the reversal of temporary differences associated with deferred tax liabilities.

The Company's total deferred income tax assets and liabilities were as follows at December 31, 2023:

Total deferred income tax assets	$ 157,928
Total deferred income tax liabilities	(145,441)
Net deferred income tax assets	$ 12,487

The Company had neither unrecognized tax benefits during the year nor any interest or penalties on unrecognized tax benefits. The Company is subject to tax examination for federal taxes for 2020 and later years and for California taxes for 2019 and later years.

8. Lease

The Company has one lease for an office facility under a non-cancelable operating lease agreement that expires in 2027. The lease requires the Company to maintain insurance, and pay certain expenses of the property through the common area maintenance charges. The Company used a discount rate of 1.67 percent in determining the present value of the future lease payments at the lease modification date. During the year ended December 31, 2023, the lease cost is $131,288 and is included in occupancy expense in the statement of operations.

As of December 31, 2023, the annual maturities of lease liabilities are as follows:

2024	$ 130,213
2025	134,119
2026	138,142
2027	142,287
Total lease payments	544,761
Less imputed interest	17,743
Present value of lease liability	$ 527,018

Painter, Smith, and Amberg Inc.

Notes to Financial Statements

9. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (as defined) shall not exceed 15 to 1 and also provides that dividends may not be paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2023, the Company had net capital of $782,368, which was $532,368 in excess of its minimum required net capital of $250,000. The ratio of the Company's aggregate indebtedness to its net capital is .06.

10. Subsequent Event

Effective January 19, 2024, the Company became a branch office of Prospera Financial Services, Inc. The Compnay is to receive $1,080,000 paid over 5 years in accordance with the agreement.

Supplemental Information

Painter, Smith, and Amberg Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2023

Net capital		
Total stockholders' equity	$	835,580
Total stockholders' equity qualified for net capital		835,580
Deductions and/or charges:		
Equipment and leasehold improvements, net		(35,788)
Other assets and deferred income taxes		(17,351)
Net capital before haircut on securities		782,441
Less haircuts on securities:		
Money market funds		73
Net capital	$	782,368
Aggregate indebtedness		
Accounts payable and accrued expenses	$	40,529
Lease liability		527,018
Deduction for right-of-use asset		(507,408)
Total aggregate indebtedness	$	60,139
Computation of basic net capital requirement		
Minimum net capital required	$	250,000
Excess net capital	$	532,368
Net capital less greater of 10 percent of aggregate indebtedness or 120 percent of minimum net capital required	$	482,368
Ratio: Aggregate indebtedness to net capital		.06 to 1
Reconciliation to net capital in Part II of Form X-17A-5		
Net capital, as reported in Company's Part II FOCUS report	$	782,368

No material differences exist between net capital and aggregrate indebtedness reported above and net capital and aggregate indebtedness reported on the Focus Report Form X-17A-5.

MOSSADAMS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Painter, Smith and Amberg Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Painter, Smith and Amberg Inc. (the Company) as of December 31, 2023, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplemental Information

The supplemental information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedule I is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedules I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedules I. In forming our opinion on the information in Schedules I, we evaluated whether the information in Schedule I, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedules I is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP
Spokane, Washington
February 27, 2024

We have served as the Company's auditor since 2014.

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Painter, Smith and Amberg Inc.

We have reviewed management's statements, included in the accompanying Painter, Smith and Amberg Inc.'s Exemption Report in which:

1) Painter, Smith and Amberg Inc. states Painter, Smith and Amberg Inc. claims an exemption under paragraphs (k)*(2)(i) and (2)(ii)* of 17 C.F.R. §240.15c3-3 (the exemption provisions); and

2) Painter, Smith and Amberg Inc. states Painter, Smith and Amberg Inc. met the identified exemption provisions throughout the most recent fiscal year without exception.

Painter, Smith and Amberg Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Painter, Smith and Amberg Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)*(2)(i) and (2)(ii)* of 17 C.F.R. §240.15c3-3.

Spokane, Washington
February 27, 2024

Painter, Smith and Amberg Inc. *A FULL SERVICE BROKERAGE FIRM* v21-02

1200 CALIFORNIA STREET, SUITE 220
REDLANDS, CALIFORNIA 92374
909 557-2800 800 888-7551 FAX 909 557-1778

February 27, 2024

Moss Adams LLP
999 Third Avenue, Suite 2800
Seattle, WA 98104-4019

In connection with your review of Painter, Smith and Amberg, Inc.'s (the Company) statements in the Painter, Smith and Amberg Inc.'s Exemption Report, in which 1) Painter, Smith and Amberg, Inc. claims an exemption under paragraphs (k)*(2)(i) and (2)(ii)* of 17 C.F.R. § 240.15c3-3 (the exemption provisions) and 2) Painter, Smith and Amberg, Inc. states it met the identified exemption provisions throughout the most recent fiscal year without exception, we represent to the best of our knowledge and belief the following to you:

1. We are responsible for complying with the exemption provisions throughout the most recent fiscal year.
2. We have performed an evaluation of the Company's compliance with the exemption provisions. Based on this evaluation, we assert that the Company met the exemption provisions under paragraphs (k)*(2)(i) and (2)(ii)* throughout the most recent fiscal year. We are responsible for our assertion.
3. We have made available to you all records and other information relevant to our assertion of compliance with the exemption provisions, including all known matters contradicting the assertion, and all communications from regulatory agencies, internal auditors, others who perform an equivalent function, compliance functions, and other auditors, concerning possible exceptions to the exemption provisions, received through the date of this letter.
4. There are no known events or other factors that might significantly affect our compliance with the exemption provisions throughout the most recent fiscal year and through the date of this letter.

Sincerely,

Painter, Smith and Amberg, Inc.

Signature: ______________________

Print Name: Charles Painter

Title: Chief Executive Officer

Signature: ______________________

Print Name: David Smith

Title: Principal

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Painter, Smith and Amberg Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2023. Management of Painter, Smith and Amberg Inc. (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting Painter, Smith and Amberg Inc. and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate to meet their purposes. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the appropriateness of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2023, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2023, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments in procedure 3 above, noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were engaged by Painter, Smith and Amberg Inc. to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). An agreed-upon procedures engagement involves performing specific procedures that the engaging party has agreed to and acknowledged to be appropriate for the intended purpose of the engagement and reporting on findings based on the procedures performed. We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Painter, Smith and Amberg Inc.'s Form SIPC -7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures other matters might have come to our attention that would have been reported to you.

We are required to be independent of Painter, Smith and Amberg Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Spokane, Washington
February 27, 2024

EXHIBIT 1

SCHEDULE OF ASSESSMENT PAYMENTS TO THE SECURITIES INVESTOR PROTECTION CORPORATION

FOR THE PERIOD FROM JANUARY 1, 2023 TO DECEMBER 31, 2023

Date Paid	Amount
July 10,2023	$1073.00
Overpayment	$ 136.29
January 24, 2024	$1005.71
Total Payments	$2215.00
General Assessment per SIPC 7	

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2023

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME	*SEC No.*
PAINTER SMITH AND AMBERG INC	8-27305

For the fiscal period beginning 1/1/2023 and ending 12/31/2023

1		Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 2,334,018.00
2		Additions:		
	a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	$ 0.00	
	b	Net loss from principal transactions in securities in trading accounts.	$ 0.00	
	c	Net loss from principal transactions in commodities in trading accounts.	$ 0.00	
	d	Interest and dividend expense deducted in determining item 1.	$ 0.00	
	e	Net loss from management of or participation in the underwriting or distribution of securities.	$ 0.00	
	f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.	$ 0.00	
	g	Net loss from securities in investment accounts.		
	h	Add lines 2a through 2g. This is your **total additions.**		$ 0.00
3		Add lines 1 and 2h		$ 2,334,018.00
4		Deductions:		
	a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	$ 431,101.00	
	b	Revenues from commodity transactions.	$ 0.00	
	c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	$ 400,512.00	
	d	Reimbursements for postage in connection with proxy solicitations.	$ 0.00	
	e	Net gain from securities in investment accounts.	$ 25,569.00	
	f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	$ 0.00	
	g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	$ 0.00	
	h	Other revenue not related either directly or indirectly to the securities business.	$ 0.00	
		Deductions in excess of $100,000 require documentation		
5	a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income — $ 0.00		
	b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960) — $ 0.00		
	c	Enter the greater of line 5a or 5b	$ 0.00	
6		Add lines 4a through 4h and 5c. This is your **total deductions.**		$ 857,182.00

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2023

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues.**			$ 1,476,836.00
8	Multiply line 7 by .0015. This is your **General Assessment.**			$ 2,215.00
9	Current overpayment/credit balance, if any			$ 136.29
10	General assessment from last filed 2023 SIPC-6 or 6A		$ 1,073.00	
11	a Overpayment(s) applied on all 2023 SIPC-6 and 6A(s)	$ 136.29		
	b Any other overpayments applied	$ 0.00		
	c All payments applied for 2023 SIPC-6 and 6A(s)	$ 936.71		
	d Add lines 11a through 11c		$ 1,073.00	
12	**LESSER** of line 10 or 11d.			$ 1,073.00
13	a Amount from line 8		$ 2,215.00	
	b Amount from line 9		$ 136.29	
	c Amount from line 12		$ 1,073.00	
	d Subtract lines 13b and 13c from 13a. This is your **assessment balance due.**			$ 1,005.71
14	Interest (see instructions) for 0 days late at 20% per annum			$ 0.00
15	**Amount you owe SIPC.** Add lines 13d and 14.			$ 1,005.71
16	Overpayment/credit carried forward (if applicable)			$ 0.00

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-27305	DEA: FINRA	2023	Dec

MEMBER NAME PAINTER SMITH AND AMBERG INC
MAILING ADDRESS 1200 CALIFORNIA ST SUITE 220
REDLANDS, CA 92374
UNITED STATES

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

PAINTER SMITH AND AMBERG INC	CHARLES EDWARD PAINTER
(Name of SIPC Member)	(Authorized Signatory)
1/21/2024	cpainter@psainv.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.